(Stamp of the Notary of Santander
Mr. José María de Prada Díez)

I, IGNACIO BENJUMEA CABEZA DE VACA, GENERAL SECRETARY AND SECRETARY OF THE BOARD OF DIRECTORS AND EXECUTIVE COMMITTEE OF "BANCO SANTANDER, S.A.",

HEREBY CERTIFY: That according to the respective Minutes, at the meeting held by the Executive Committee of the Bank in Madrid (Paseo de la Castellana, 24-26) on March 23rd 1999, called in accordance with the schedule of meetings unanimously agreed at the last meeting held the immediately preceding month (without a prior agenda, since this is not characteristic of the Committee) attended by five of its total of eight members, in addition to the Secretary, and the Minutes of which were unanimously approved at the conclusion of such meeting, the following resolution, among others, was unanimously adopted:

""To grant to Mr. Gonzalo de las Heras Milla (of legal age, married, of Spanish nationality, resident at 333 East 57th Street, New York, New York 10022 (USA) and holder of passport no. 8400358) the following powers of attorney, which he may carry out jointly and severally:

a) To administer, control and govern all types of assets belonging to the principal entity at present or in the future, ordering whatever improvements, repairs and structural work he considers advisable; leasing the latter for the time, at the price and under the conditions he considers appropriate; dispossessing tenants and readmitting others; collecting income, interest, dividends and rentals, and giving the necessary receipts for amounts received.

To constitute, modify, subrogate and rescind leasing agreements with respect to all types of personal property and real estate and in the terms and conditions he may freely determine, as well as to acquire the property which is the object of such leasing agreements, with the only limitation that when the amount of such acquisition exceeds fifty million pesetas, such operation shall have been approved by the Board of Directors or the Executive Committee. Such approval shall be justified by the appropriate certification issued by the Secretary of such Board or Committee, or by acting Secretary, with the approval of the Chairman or the acting Chairman.

b) To verify consolidations or subdivisions or properties, delimitations, land surveys and the marking of boundaries, as well as declare new construction projects.

c) To render and request accounts, approving them, correcting them or opposing them; to give and receive the amount of the balances of the aforementioned and sign and receive certificates of settlement.

d) To use with full authority the signature of the principal Corporation in all banking operations, acts and contracts in which the latter participates, with the exception of the limitations with respect to the operations mentioned in sections (e) and (j), and to sign correspondence of all types.

e) To acquire and dispose of all types of personal or real property, at the price and under the conditions he may liberally stipulate, even with repurchase agreement and by any of the certificates of title permitted by law, without excluding personal and real rights, with the only limitation that when the operation in question exceeds the amount of fifty million pesetas, it should have the prior approval of the Board of Directors or the Executive Committee of the Bank. Such approval should be justified by the appropriate certificate issued by the Secretary of the aforementioned Board or Committee, or the acting Secretary, with the signature of approval of the Chairman or the acting Chairman.

DIANA WEBB DAVIES
MARTÍNEZ CAMPOS, 26
TEL. 342 33 13 • FAX: 342 33 21
28010 MADRID
INTERPRETE JURADO DE INGLÉS